Mail Stop 4561

December 11, 2007

Paul Marin
President and Principal Financial Officer
Immediatek, Inc.
320 South Walton
Dallas, Texas 75226

> **Re: Immediatek, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed on March 8, 2007**
> **Form 10-KA for Fiscal Year Ended December 31, 2006**
> **Filed on November 13, 2007**
> **File No. 000-26073**

Dear Mr. Marin:

We have reviewed your response letter dated November 13, 2007 in addition to the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KA for Fiscal Year Ended December 31, 2006 Filed on November 13, 2007

Item 8A. Controls and Procedures, page 27

1.   We note your response to our prior comment 1 where you indicate that even in light of the Company's ineffective controls over financial reporting; management believes that you timely report all material events. Your further state that the fact that a restatement had to be made to your financial statements, did not, in management's view, diminish the Company's procedures for recording, processing, summarizing and reporting, within the time periods specified in the

Commission's rules and forms, material information required to be disclosed in reports that you file under the Exchange Act of 1934. In addition, the Company explained the reasons for the restatement to the June 30, 2006 financial statements and why you believed such restatement did not lead you to conclude that your disclosure controls and procedures were ineffective. While this information was provided in your response letter dated November 13, 2007, the revised disclosures in your Form 10-K/A do not adequately address how the Company's officers concluded that your disclosure controls and procedures were effective even though material weaknesses existed in your internal controls over financial reporting, which appear to be subsumed in your disclosure controls and procedures. Please revise your disclosures to include a discussion of the basis for management's conclusions.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Branch Chief